Filed pursuant to Rule 433
Dated November 13, 2008
Registration Statement
No. 333-155344

NEWS RELEASE

For Immediate Release
November 13, 2008

For Further Information Contact:
Charles R. Hageboeck, President & CEO
(304) 769-1102

City National Bank announces Filing of Shelf-Registration Statement and declines Bail-out Funds
Community bank opts not to apply for government bailout dollars

Charleston, West Virginia – City Holding Company, (NASDAQ:CHCO), a $2.5 billion bank holding company headquartered in Charleston, announced today that it will not apply for participation in the Troubled Assets Relief Program (TARP) due to its strong capital position. Approved by Congress on October 3, the $700 billion rescue package is intended to support struggling financial institutions with a capital infusion to help economic recovery.

Charles Hageboeck, president and CEO, said, “In spite of the difficult financial times facing the U.S. economy, City Holding Company and its subsidiary, City National Bank,  remain in a position of extraordinary financial strength. City’s capital ratios are significantly above those of most other banks, with tangible capital of 9.4% and total risk-based capital of 14.1%. City's balance sheet is liquid, and loan quality has remained strong.”

“The stated objective of TARP was to allow troubled banks to begin to actively lend again. City has never stopped actively lending. We are in the fortunate position of not needing a government bail-out to encourage us to lend to our customers. City has, and will continue to be, focused on extending credit to businesses and individuals alike within the markets in which we operate.”

“City wholeheartedly supports the U.S. Treasury Department’s actions to provide strong support to the financial markets which are experiencing considerable stress. It is critical that the banking industry remains strong in order to facilitate economic recovery. Luckily, City doesn’t need the support of the U.S. Treasury at this time. City’s Board did carefully consider both the pro’s and con’s of applying under the TARP, but declined to do so based upon the strength of our capital, earnings, asset quality and liquidity.”

“Many of the banks that have accepted the bail-out money have cited their desire to use government money to finance acquisitions.  City also wants to be well positioned in case a smaller bank wants to join and grow with us. To that end, we have filed a shelf registration with the SEC that will allow us (once the registration statement is declared effective) to issue preferred or common shares in City into the financial market should the opportunity to grow through acquisition become available. Given that City’s stock, like its earnings, remains strong, we believe that City could issue new shares directly into the financial markets rather than depend upon selling these shares to the U.S. Treasury department to finance an acquisition – should such an opportunity become available in the future.”

Forward-Looking Information

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company may continue to benefit from strong recovery efforts on previously securitized loans resulting in improved yields on these assets; (5)  the Company could have adverse legal actions of a material nature; (6) the Company may face competitive loss of customers; (7) the Company may be unable to manage its expense levels; (8) the Company may have difficulty retaining key employees; (9) changes in the interest rate environment may have results on the Company’s operations materially different from those anticipated by the Company’s market risk management functions; (10) the Company may be unable to increase its insurance revenues as expected; (11) changes in general economic conditions and increased competition could adversely affect the Company’s operating results; (12) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company’s operating results; and (13) the Company may experience difficulties growing loan and deposit balances;  and (14) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; and (15) the United States Government’s plan to purchase large amounts of illiquid mortgage-backed and other securities from financial institutions may not be effective. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

###
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037.